SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of announcement: 30 April 2015

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BT Group plc
General Meeting 30 April 2015
Summary of votes cast

General Meeting Resolutions	For	%	Against	%	Votes withheld
Resolution 1 Approve the proposed acquisition of EE and grant the directors related authority to allot shares	5,231,798,073	99.73	14,345,748	0.27	11,098,859
Resolution 2 Approve the buy-back of BT shares from Deutsche Telekom and/or Orange	5,233,725,386	99.77	12,126,198	0.23	11,326,552

In accordance with Listing Rule 9.6.2, copies of all the resolutions passed, other than ordinary business, will be submitted to the UK Listing Authority ("UKLA") and will be available to view on the National Storage Mechanism website at www.hemscott.com/nsm.do

The total number of shares in issue as at 6pm on 28 April 2015, excluding shares held in treasury was 8,372,360,883.  62.79% of the voting capital was instructed.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 30 April 2015